Royal Dutch Shell plc
Mr. H. Roger Schwall	Carel van Bylandtlaan 30
Assistant Director	2596 HR The Hague
Divison of Corporation Finance	The Netherlands
Mail Stop 7010	Tel +31 70 377 3120
Securities and Exchange Commission	Email Roy.Waight@shell.com
100 F Street, NE	Internet http://www.shell.com
Washington, D.C. 20549-1090
Rule 83
FOIA Confidential Treatment Requested
January 20, 2009

RE:	Royal Dutch Shell plc Form 20-F for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 – File No. 1-32575
Dear Mr. Schwall,
As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of December 2, 2008, to Peter Voser regarding the Royal Dutch Shell 2007 Form 20-F for the Fiscal Year Ended December 31, 2007. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2007, filed March 17, 2008 (Commission File Number 1-32575). Please see below our numbered responses to your comments.
Form 20F for the Fiscal Year Ended December 31, 2007
Risk Factors, page 13
1.	Please revise each risk factor to provide concise but sufficient information to place the risk in context and to facilitate an understanding of the impact and magnitude of the risk being discussed. Discuss the specific risk presented to your business or results of operations rather than a general statement regarding the effected on your “operational performance and financial condition.” For example, rather than state that changes in currency values and exchange controls could affect your operational performance and financial position, specify what the impact is or could be. As another example, in the risk factors relating to security and politically sensitive or unstable countries, disclose the specific jurisdictions to which you are referring and the specific material risk to you as a result of your operations in those jurisdictions.
In future filings, we will consider the staff comments and aim to be more specific when explaining how the disclosed risk could affect the company.
________________
Registered in England and Wales number 4366849
Registered office: Shell Centre London SE1 7NA
Registered with the Dutch Trade Register under number 34179503

Mr. H. Roger Schwall
Securities and Exchange Commission
January 20, 2009
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FOIA Confidential Treatment Requested
2.	Eliminate from the Risk Factors section any text which mitigates the risk you present, such as the discussion of your comprehensive insurance arrangements and limited resultant exposure that appears under the caption “Property and Liability.”
In future filings, we will eliminate any discussion regarding the mitigation of risks.
3.	Please expand each subheading to describe in greater detail the risk you are presenting. For example, rather than “Currency Fluctuations and Exchange Controls,” identify in the subheading the specific risk that currency fluctuations and exchange controls pose to your operational performance and financial position.
In future filings, we will provide greater detail in the subheading of the specific risks.
U.S. Government Sanctions, page 14
4.	We note your disclosure that Shell has made investments in excess of $20 million in a 12-month period in Iran, and that you expect to also do that in the future. Please advise us of the dollar amount of investments made in Iran in the prior period and your estimated or budgeted amounts for future Iranian investments. Include the dollar amounts of investments that are made directly by the company and through subsidiaries, joint ventures and other indirect arrangements. Also advise us of the dollar amount of revenues and other indirect arrangements. Also advise us of the dollar amount of revenues generated from Iran for the most recent period. Please provide similar information for Syria and Sudan. Please also describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each of the three countries since December 31, 2006, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.
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Engineering Comments
Risk Factors, page 13
Project Delivery and the Ability to Replace Oil and Gas and Oil Sands Reserves, page 13
5.	Risk factors should be as specific to you as possible. We note that over the last three years you have replaced approximately 71% of your combined subsidiary and equity oil and gas production. It is even lower when only the subsidiary oil and gas reserves are considered. We believe this information should be included in this risk factor as meaningful information for investors. Please expand your disclosure to include this information.
In future filings, we will disclose our reserve replacement ratio for our oil and gas operations.

Mr. H. Roger Schwall
Securities and Exchange Commission
January 20, 2009
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FOIA Confidential Treatment Requested
Reserves, page 18
6.	The table of combined reserve quantities you have presented appears to be inconsistent with our reserve definitions and may be confusing since it combines oil and gas reserves with mining reserves. In this regard, we note that your oil and gas reserves in 2007 actually declined by 981 million barrels equivalent, or 8.3% from 2006 after production. By combining oil and gas reserves with mining reserves, it appears that you have mitigated this decrease in your oil and gas reserves. Please amend your document to clarify your change in oil and gas reserves from 2006 and 2007 without including mining reserves from oil sands activities.
The table on page 18 and associated text is presented in order to explain the complex effects on our reported proved reserves of two extraordinary transactions that occurred during 2007. As we state on page 18, we believe this presentation is material to an investor’s understanding of our reserves position and those changes. We note that the table and associated text appears outside our supplemental oil and gas information, and we specifically referred readers to that disclosure, which is presented in accordance with the requirements of FAS 69.
In 2007 we divested 27.5% in our Sakhalin II project and acquired the 22% minority interest in Shell Canada. As you know, Securities Exchange Act Rule 12b-20 requires a company to include any additional information in order to make the required information not misleading. We believe that the interrelated effects of these portfolio changes needed to be expressly discussed to provide investors a clear picture of our oil, gas and mining reserves on December 31, 2007, after accounting for production. Importantly, this presentation allows readers to understand how management views these reserves and manages its overall reserves portfolio. The disclosure on page 18 separately shows the effects on (i) oil and gas reserves, including (A) reserves attributable to consolidated subsidiaries and (B) reserves attributable to equity-accounted investments, and (ii) minable oil sands reserves.
7.	We note that your presentation here also combines reserves held by your subsidiary companies with those held by your equity-accounted investments. Given the differences in control you exercise over your subsidiary companies, as compared to your equity-accounted investments, we do not believe such a presentation is appropriate. Revise your presentation to separately report reserves held by your subsidiary companies and those held by your equity-accounted investments.
As noted in response to Comment 6, the chart on page 18 separately discloses (i) our proved reserves associated with our consolidated subsidiaries and (ii) our proved reserves associated with our equity-accounted investments. Also, such disclosure is outside our supplemental oil and gas information, and we specifically referred readers to that disclosure, which is presented in accordance with the requirements of FAS 69. Additionally, we are required to have engineering and economic data to support “reasonable certainty” for any reserves we have designated as

Mr. H. Roger Schwall
Securities and Exchange Commission
January 20, 2009
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FOIA Confidential Treatment Requested
“proved,” regardless as to whether those reserves are associated with our equity accounted investments or consolidated subsidiaries. Finally, as noted in our disclosure on page 18, we have presented a combined number, because our overall reserves portfolio is managed without regard to whether particular reserves are attributable to consolidated subsidiaries or equity accounted investments. We believe it is important for investors to see our aggregate reserves position, as this is the way management runs our business. If investors decide to discount our reserves associated with our equity accounted investments, the information is provided for them to make their own evaluation. While we understand that the staff has historically objected to presentations that combine reserves of consolidated subsidiaries with those of equity accounted investments, we do not believe such position is required by FAS 69, and in the specific context of our 2007 reserves changes we think it is necessary in order to present investors with all material information.
Proved Reserves, page 23
8.	This discussion concerning your change in reserves is confusing because you have not included the amount of production in your calculated change of reserves from 2006 to 2007. Obviously, any amount produced in 2007 can no longer be called reserves at year-end 2007. For example, as your subsidiaries produced 886 million barrels equivalent in 2007, it appears your subsidiary reserves were actually reduced by 1,766 million barrels equivalent in 2007, and not the 880 million barrels equivalent you report. Please amend your document to account for all reserve changes including those produced during the year.
The disclosure on page 23 discusses changes attributed to reserves other than through production and explicitly so states in several places throughout the discussion. We believe all investors understand that production reduces proved reserves. For this reason, we have focused the discussion in this section on the reasons for other changes in our proved reserves. Production is discussed on page 20 of our Form 20-F.
In response to the Staff’s comment, however, in future filings, in order to provide greater clarity, we will include the amount of production and its effect on proved reserves in our main discussion of changes in proved reserves.
9.	Supplementally, please further clarify for us that during 2007 for your subsidiary reserves “there was a net addition of 624 million boe to proved developed reserves and a net reduction of 1504 boe to proved undeveloped reserves (before taking account of production)”of Shell subsidiaries. Please tell us the volume of proved undeveloped reserves that were reduced, for what reasons, where they were located, and how many, if any were converted to proved developed. Please also provide the same information for the equity reserves.
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10.	You state that you have a non-operated 25% interest in the Gorgon joint venture covering a number of gas fields in the Greater Gorgon area. Please tell us if you have attributed any

Mr. H. Roger Schwall
Securities and Exchange Commission
January 20, 2009
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FOIA Confidential Treatment Requested
proved reserves to this area. If so, tell us the related quantities and how much you produced in 2007. Identify the markets into which you sold this production.
Rule 83 FOIA Confidential Treatment Requested.
Notes to the Consolidated Financial Statements
Related Parties; Associated Companies and Joint Ventures, page 134
11.	You indicate that you have a 52% interest in Aera. Please tell us the amount of proved developed and undeveloped oil and gas reserves they had at year-end 2007 and their Standardized Measure value.
Rule 83 FOIA Confidential Treatment Requested.
Oil and Gas – Reserve, page 163
Natural Gas, page 166
12.	You state that the volumes reported are treated as equivalent without regard to the quality of the gas. Please tell us if any portion of your gas reserves have a high percentage of inert gases or impurities such as hydrogen sulfide, carbon dioxide or other impurities that must be removed before sales or which reduces the price significantly if the gas is sold untreated. Please tell us the percentage of such impurities in the gas stream.
As discussed on page 166 of our 2007 Form 20-F, we only include inerts in our reserves volumes when they are sold as part of the contract at a designated transfer point or in the cases where they are processed as part of an integrated LNG or GTL project. If the inerts are not sold at a designated transfer point or part of an integrated project, they are not included in our reserves volumes. The percentages of impurities in our gas streams vary from field to field so it is not practical for us to provide the hundreds of different percentages.
13.	We note that your reserve life of your natural gas reserves in the Middle East Russia, CIS region is over 149 years and your production has decreased significantly since 2004. Please explain to us the basis for these reserves being classified as proved and tell us your future plans for recovering these reserves in a more reasonable time frame including when you expect production to increase significantly.
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The Company acknowledges that:

Mr. H. Roger Schwall
Securities and Exchange Commission
January 20, 2009
Rule 83
FOIA Confidential Treatment Requested
1.	it is responsible for the adequacy and accuracy of the disclosure in our 2007 Form 20-F;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our 2007 Form 20-F; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact either Joe Babits at +31 70 377 4215 or me at +31 70 377 3120.

Sincerely,
/s/ Roy Waight
Roy Waight
Executive Vice President Controller

cc.	Timothy Levenberg, Special Counsel
US Securities and Exchange Commission

Jim Murphy, Petroleum Engineer
US Securities and Exchange Commission

Laura Nicholson
US Securities and Exchange Commission